

MAIL STOP 3561

June 13, 2006

Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
Ziv Towers, Building D
24 Raoul Wallenberg St.
Tel-Aviv 69719
Israel

> **Re:** **Israel Growth Partners Acquisition Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 26, 2006**
> **File No. 333-128355**

Dear Mr. Karp:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

S-1/A
Financial Statements

General

1. Given that the offer and sale of the warrants and the securities underlying the warrants (including those underlying the underwriter purchase option) are included in the "units" being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires

physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding the above comment on the financial statements and related matters. Please contact David Link at (202) 551-33569 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Robert J. Mittman
Fax: (212) 885-5001